Filed by CorpAcq Group Plc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp VII

Commission File No.: 001-40051

July 29, 2024 CorpAcq Business Update

2 This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a proposed business combination (together with the related transactions, the “proposed transaction”) between CorpAcq Holdings Limited (“CorpAcq”) and Churchill Capital Corp VII (“Churchill”). The information contained herein does not purport to be all inclusive and no representations or warranties, express or implied, are given in, or in respect of, this presentation or any other written or oral communication communicated to the recipient in the course of the recipient’s evaluation of CorpAcq and Churchill and their respective affiliates. The information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Churchill, CorpAcq, or any of their respective affiliates. You should not construe the contents of this presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision. The recipient shall not rely upon any statement, representation or warranty made by any other person, firm or corporation in making its investment or decision to invest in CorpAcq or Churchill or their respective affiliates. To the fullest extent permitted by law, in no circumstances will CorpAcq, Churchill or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of CorpAcq, Churchill or the proposed transaction. Please refer to the definitive merger agreement and other related transaction documents, when available, for the full terms of the proposed transaction. The general explanations included in this presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. The distribution of this presentation may also be restricted by law and persons into whose possession this presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. Forward Looking Statements This presentation includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Churchill and CorpAcq have based these forward looking statements on its current expectations about future performance, timing and events. These forward looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics and the anticipated timing for proposed transaction to close. These forward looking statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of CorpAcq’s and Churchill’s respective management teams and are not predictions of actual timing and/or performance. Nothing in this presentation should be regarded as a representation by any person that the forward looking statements set forth herein will be achieved. The forward looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may materially differ from assumptions. Many actual events and circumstances are beyond the control of Churchill and CorpAcq. The forward looking statements are subject to known and unknown risks, uncertainties and assumptions about Churchill and CorpAcq that may cause each of its actual results, levels of activity, performance, timing or achievements to be materially different from any actual future results, levels of activity, performance, timing or achievements expressed or implied by such forward looking statements. Such risks and uncertainties include changes in domestic and foreign business changes in the competitive environment in which CorpAcq operates; CorpAcq's ability to manage its growth prospects, meet its operational and financial targets, and execute its strategy; the impact of any economic disruptions, decreased market demand and other macroeconomic factors, including the effect of a global pandemic, to CorpAcq's business, projected results of operations, financial performance or other financial metrics; expectations as to future growth in demand for CorpAcq's products and services; CorpAcq's reliance on its senior management team and key employees; risks related to liquidity, capital resources and capital expenditures; failure to comply with applicable laws and regulations or changes in the regulatory environment in which CorpAcq operates; the outcome of any potential litigation, government and regulatory proceedings, investigations, actions (including any potential U.S. or U.K. government shutdowns) and inquiries that CorpAcq may face; assumptions or analyses used for CorpAcq's forecasts proving to be incorrect and causing its actual operating and financial results to be significantly below its forecasts; CorpAcq failing to maintain its current level of acquisitions or an acquisition not occurring as planned and negatively affecting operating results; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect CorpAcq Group Plc, which will be the combined company after the proposed transaction, or the expected benefits of the proposed transaction or that the approval of the stockholders of Churchill is not obtained; the risk that stockholders of Churchill could elect to have their shares redeemed by Churchill, leading to either Churchill failing to satisfy continued listing requirements for Nasdaq Global Market or Churchill having insufficient cash to complete the proposed transaction or grow its business; the outcome of any legal proceedings that may be instituted against CorpAcq or Churchill; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to CorpAcq; the effects of competition; changes in applicable laws or regulations; the ability of CorpAcq to manage expenses and recruit and retain key employees; the ability of Churchill or CorpAcq Group Plc to issue equity or equity linked securities in connection with the proposed transaction or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the potential U.S. government shutdown; the impact of certain geopolitical events, including wars in Ukraine and the surrounding region and the Middle East; the impact of a current or future pandemic on CorpAcq, Churchill, or the CorpAcq Group Plc’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; those factors discussed under the heading “Risk Factors” in the post-effective amendment to the Registration Statement on Form F-4 filed by CorpAcq Group Plc in respect of the Business Combination (the “Post-Effective Amendment”), which was made effective by the U.S. Securities and Exchange Commission (the “SEC”) on June 20, 2024, and other documents filed, or to be filed, with the SEC by Churchill or CorpAcq Group Plc. If any of these risks materialize or CorpAcq’s, CorpAcq Group Plc’s or Churchill’s assumptions prove incorrect, actual timing and/or performance could differ materially from the timing and/or performance implied by the forward looking statements. There may be additional risks that CorpAcq, CorpAcq Group Plc nor Churchill presently know or that CorpAcq, CorpAcq Group Plc and Churchill currently believe are immaterial that could also cause actual timing and/or performance to differ materially from those contained in the forward looking statements. In addition, the forward looking statements reflect CorpAcq’s, CorpAcq Group Plc’s and Churchill’s expectations, plans or forecasts of future events and views as of the date of this presentation. About This Presentation

3 CorpAcq, CorpAcq Group Plc and Churchill anticipate that subsequent events and developments will cause CorpAcq’s, CorpAcq Group Plc’s and Churchill’s assessments to change. However, while CorpAcq, CorpAcq Group Plc and Churchill may elect to update these forward looking statements at some point in the future, CorpAcq, CorpAcq Group Plc and Churchill specifically disclaim any obligation to do so. The forward looking statements should not be relied upon as representing CorpAcq, CorpAcq Group Plc and Churchill’s assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward looking statements. An investment in CorpAcq, CorpAcq Group Plc or Churchill is not an investment in any of CorpAcq’s, CorpAcq Group Plc’s or Churchill’s founders’ or sponsors’ past investments or companies or any funds affiliated with any of the foregoing. The historical results of these investments are not indicative of future performance of CorpAcq or Churchill, which may differ materially from the performance of past investments, companies or affiliated funds. Financial Information The financial information contained in this presentation has been taken from or prepared based on the historical financial statements of CorpAcq for the periods presented. CorpAcq’s historical financial information prior to 2021 was prepared in accordance with the generally accepted accounting practice in the UK (“UK GAAP”). Such information has not been audited in accordance with Public Company Accounting Oversight Board (“PCAOB”) standards. Neither Churchill nor CorpAcq can assure you that, had the financial statements been compliant with Regulation S-X under the United States Securities Act of 1933, as amended (the “Securities Act”), and the regulations of the SEC promulgated thereunder or audited in accordance with PCAOB standards, there would not be differences and such differences could be material. CorpAcq’s financial statements included in the Post-Effective Amendment have been prepared in accordance with IFRS. Furthermore, all financial information of CorpAcq included in this presentation subsequent to June 30, 2023 is preliminary and unaudited. CorpAcq's independent auditor has not reviewed or performed any procedures on the preliminary, unaudited financial results included in this presentation. Accordingly there may be material differences between the presentation of the financial information included in the presentation and in the Post-Effective Amendment. Certain monetary amounts, percentages and other figures included in this presentation have been subject to rounding adjustments. Certain other amounts that appear in this presentation may not sum due to rounding. Non-GAAP Financial Measures This presentation includes certain financial measures not presented in accordance with UK GAAP or IFRS including, but not limited to, Adjusted EBITDA, Free Cash Flow, EBITDA Margin, ROIC and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with UK GAAP, or IFRS or any other GAAP and may exclude items that are significant in understanding and assessing CorpAcq’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under UK GAAP, IFRS, or any other GAAP. You should be aware that CorpAcq’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. CorpAcq believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to CorpAcq’s financial condition and results of operations. CorpAcq believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing CorpAcq’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. This presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, CorpAcq is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. Please see the appendix to this presentation for a reconciliation of non-GAAP financial measures used in this presentation to their most directly comparable GAAP metric. Industry and Market Data; Trademarks This presentation also contains certain statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information, as well as other information based on other third-party or internal sources. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to such information. None of CorpAcq, Churchill or any placement agent has independently verified the accuracy or completeness of the information contained in the industry publications and other publicly available information. Accordingly, none of CorpAcq, Churchill or any placement agent makes any representation as to the accuracy or completeness of that information nor does CorpAcq, Churchill or any placement agent undertake to update such information after the date of this presentation. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of CorpAcq or the proposed transaction. You should make your own evaluation of CorpAcq and of the relevance and adequacy of the information and should make such other investigations as you deem necessary. The information contained in the third party citations referenced in this presentation is not incorporated by reference into this presentation. This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM, (c) or (r) symbols, but CorpAcq and Churchill will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Additional Information about the Proposed Transaction and Where to Find It This presentation does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. The Post-Effective Amendment includes the proxy statement/prospectus (the "Proxy Statement") which was made available to Churchill's stockholders and public warrant holders in connection with Churchill's solicitation for proxies for the vote by Churchill's stockholders and public warrant holders in connection with the proposed transaction and other matters described in the Post-Effective Amendment, as well as the prospectus relating to the offer and sale of securities to be issued by CorpAcq Group Plc to Churchill's stockholders and public warrant holders in connection with the completion of the proposed transaction.. About This Presentation

4 Before making any voting or other investment decisions, Churchill’s stockholders and warrantholders and other interested persons are advised to read the Post-Effective Amendment and the Proxy Statement, including the post-effective amendment thereto and the proxy statement/prospectus, in connection with Churchill’s solicitation of proxies for its special meeting of stockholders and its special meeting of warrantholders to be held to approve, among other things, the proposed transaction, as well as other documents filed with the SEC by Churchill or CorpAcq Group Plc in connection with the proposed transaction, and any amendments thereto as these documents will contain important information about CorpAcq, CorpAcq Group Plc, Churchill and the proposed transaction. Churchill first mailed the Proxy Statement and other relevant documents to its stockholders and warrantholders as of the record date established for voting on the proposed transaction on or about June 20, 2024. Stockholders and warrantholders may also obtain a copy of the Post-Effective Amendment and the Proxy Statement as well as other documents filed by Churchill or CorpAcq Group Plc with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp VII at 640 Fifth Avenue, 12th Floor, New York, NY 10019. Participants in the Solicitation CorpAcq, CorpAcq Group Plc, Churchill, Churchill Sponsor VII LLC and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Churchill's stockholders and warrantholders with respect to the proposed transaction. A list of the names of Churchill's directors and executive officers and a description of their interests in Churchill is set forth in certain filings with the SEC, including (but not limited to) the following: (1) Definitive Proxy Statement (https://www.sec.gov/Archives/edgar/data/1828248/000110465924073479/tm2417668-1_defm14a.htm) (and specifically, the following sections: “Risk Factors-Risks Related to Churchill and the Business Combination”; “Information Related to Churchill-Management, Directors and Executive Officers”; “The Business Combination-Interests of Certain Persons in the Business Combination; Interests of the Churchill Initial Stockholders and Churchill's Directors and Officers”; “Beneficial Ownership of Churchill Securities” and “Certain Relationships and Related Person Transactions-Churchill Relationships and Related Person Transactions”), (2) the Form 10-K filed by Churchill with the SEC on April 1, 2024 (https://www.sec.gov/Archives/edgar/data/1828248/000141057824000414/cvii-20231231x10k.htm) (and specifically, the following sections: “Item 1A. Risk Factors”; "Item 10. Directors, Executive Officers and Corporate Governance"; "Item 11. Executive Compensation"; "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters"; "Item 13. Certain Relationships and Related Transactions, and Director Independence" and "Item 15. Exhibits and Financial Statement Schedules-Note 5. Related Party Transactions"), (3) the Form 10-Qs filed by Churchill VII with the SEC on May 10, 2023 ((https://www.sec.gov/Archives/edgar/data/1828248/000141057823000982/cvii-20230331x10q.htm), August 9, 2023 (https://www.sec.gov/Archives/edgar/data/1828248/000141057823001631/cvii-20230630x10q.htm), November 9, 2023 (https://www.sec.gov/Archives/edgar/data/1828248/000141057823002315/cvii-20230930x10q.htm), and May 3, 2024 (https://www.sec.gov/Archives/edgar/data/1828248/000141057824000589/cvii-20240331x10q.htm) (and specifically, the discussion under “Item 1. Financial Statements-Note 5. Related Party Transactions” section in each such Form 10-Qs, respectively), (4) the Form 8-K filed by Churchill with the SEC on August 7, 2023 (https://www.sec.gov/Archives/edgar/data/1828248/000110465923087944/tm2322945d1_8k.htm) (and specifically, the disclosure under “Item 1.01 Entry Into a Material Definitive Agreement-Amended and Restated Sponsor Agreement”), (5) the Form 8-K filed by Churchill with the SEC on December 26, 2023 (https://www.sec.gov/Archives/edgar/data/1828248/000110465923129191/tm2333487d1_8k.htm) (and specifically, the disclosure under “Item 1.01 Entry Into a Material Definitive Agreement-Consent and Merger Agreement Amendment”), (6) the SCHEDULE 14A filed by Churchill with the SEC on January 22, 2024 (https://www.sec.gov/Archives/edgar/data/1828248/000110465924005304/tm2333205-2_def14a.htm) (and specifically, the following sections: “The Business Combination-Interests of Certain Persons in the Business Combination” and “Beneficial Ownership of Churchill Securities”), and (7) other documents that may be filed with the SEC from time to time in connection with the proposed transaction each of which is available free of charge at the SEC's website located at www.sec.gov, or by directing a written request to Churchill Capital Corp VII at 640 Fifth Avenue, 12th Floor, New York, NY 10019. Before making any voting or other investment decisions, Churchill's stockholders and public warrant holders and other interested persons are advised to read the Post-Effective Amendment and the Proxy Statement, in connection with Churchill’s solicitation of proxies for its Stockholder Special Meeting and its Warrant Holder Meeting, as well as other documents filed with the SEC by Churchill or CorpAcq Group Plc in connection with the proposed transactions and any amendments thereto, as these documents contain important information about CorpAcq, CorpAcq Group Plc, Churchill and the proposed transaction. No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This presentation is not, and under no circumstances is to be construed as, a proxy statement or solicitation of a proxy, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Risk Factors For a non-exhaustive description of certain risks relating to CorpAcq and CorpAcq Group Plc, including its business and operations, and the proposed transaction, we refer you to “Risk Factors” at the end of this presentation. Please also see the section titled “Risk Factors” in the Post-Effective Amendment and the Proxy Statement for more information. Use of Projections This presentation contains certain financial forecast information of CorpAcq, including, but not limited to, estimated results for fiscal year 2023, including Adjusted EBITDA, revenue and gross margin, and the Company's long-term business model. Such financial forecast information constitutes forward-looking information, and is for informational purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See "Forward-Looking Statements“ above and “Selected Risk Factors” at the end of this presentation and in the section titled “Risk Factors” in the Proxy Statement. Actual results may differ materially from the results contemplated by the financial forecast information contained in this presentation, and inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. None of CorpAcq's or Churchill's independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and, accordingly, neither of them have expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. In addition, the analyses of CorpAcq and Churchill contained herein are not, and do not purport to be, appraisals of the securities, assets or business of CorpAcq or Churchill. About This Presentation

1H Performance & Business Review Simon Orange Acquisitions & Pipeline Simon Orange Peer Trading Performance Michael Klein Closing Remarks Michael Klein Agenda

CHURCHILL CAPITAL VII | CorpAcq

2024 Acquisitions & Pipeline Outlook

Acquisitions Completed in 1H 2024

PREMIER BUILDING PRODUCTS (Anglia) ltd

- Founded in 2009 and headquartered in Cambridge, UK
- Major distributor of specialist building products to the house building industry in the East of England, supporting projects of all sizes
- Acquisition completed in May 2024

Pipeline Breakdown[1]


Current Prospects
Active Dialogue
Advanced Discussion

Current Prospects	Active Dialogue	Advanced Discussion
57 companies	26 companies	21 companies
£287mm Adj. EBITDA	£141mm Adj. EBITDA	£123mm Adj. EBITDA

Source: CorpAcq Management.
(1) Pipeline status is as of July 2024 and reflects prospective acquisitions not guaranteed to close or result in EBITDA gains for CorpAcq.

6

7 Revenue Growth Organic Revenue Growth EBITA Growth Revenue Growth Organic Revenue Growth EBITA Growth (3.3%) (7.0%) 0.7% 1.7% (2.5%) 9.6% 0.8% (7.8%) (3.9%) 4.7% (3.9%) 2.4% 10.0% 4.0% N/A 14.5% 6.0% N/A (4.0%) (6.0%) (15.7%) 0.4% (3.0%) (6.2%) 7.0% 3.0% 1.5% 5.2% 2.0% 6.9% Average 2.1% (2.8%) (4.3%) 5.3% (0.3%) 3.2% Source: Company Websites. Note: Diploma fiscal year ends September and does not provide revenue or EBITA growth rates on a quarterly basis and only reports revenue and organic revenue on a YTD basis therefore EBITA growth for calendar 1Q or calendar 1H is not shown. Diploma revenue and organic revenue growth is calculated based on the reported YTD growth rate and the implied quarterly. European Peers 1H 2024 Operating Performance 1Q 2024 (ends March 2024) 1H 2024 (ends June 2024)

8 European Peers Trading Performance Source: FactSet market data as of 7/26/2024. Note: Chart measures stock price performance from 8/1/2023 to 7/26/2024. Change in Share Price since Announcement 75.1% 48.1% 34.0% 43.8% 13.7% (40%) (20%) 0% 20% 40% 60% 80% 100% Aug-2023 Sep-2023 Oct-2023 Nov-2023 Dec-2023 Jan-2024 Feb-2024 Mar-2024 Apr-2024 May-2024 Jun-2024 Jul-2024 Addtech LIFCO Diploma Indutrade Beijer Alma

9 European Peers Valuation Uplift Since Announcement Source: FactSet market data as of 7/26/2024. Note: Multiples are based on calendarized estimates for EBITDA. 8/1/2023 7/26/2024 % Change 8/1/2023 7/26/2024 % Change 8/1/2023 7/26/2024 % Change 8/1/2023 7/26/2024 % Change $17.96 $31.44 75.1% 18.6x 30.8x 65.6% 17.8x 27.6x 55.4% $4,841 $8,483 75.2% $19.62 $29.05 48.1% 17.9x 24.4x 36.5% 18.1x 23.3x 28.5% $8,910 $13,196 48.1% $41.77 $55.99 34.0% 16.2x 22.3x 37.6% 15.0x 19.0x 27.0% $5,260 $7,521 43.0% $20.20 $29.05 43.8% 16.2x 21.8x 34.8% 15.6x 21.6x 38.7% $7,359 $10,593 44.0% $18.02 $20.49 13.7% 11.6x 12.8x 10.0% 10.6x 12.2x 15.9% $1,086 $1,235 13.7% Average 43.0% 16.1x 22.4x 36.9% 15.4x 20.6x 33.1% $5,491 $8,206 44.8% Share Price TEV / FYE 2023 EBITDA TEV / FYE 2024E EBITDA Market Cap (mm)

10 Unless the context otherwise requires, all reference in this subsection to the “Company,” “CorpAcq,” “we,” “us” or “our” refer to CorpAcq Limited and its subsidiaries and CorpAcq Group Plc. The risks presented below are some of the general risks to the business and operations of CorpAcq, Churchill and CorpAcq Group Plc following the consummation of the proposed transaction (the “Post-Combination Company”) and are not exhaustive. The list below is qualified in its entirety by disclosures that will be contained in the future filings by CorpAcq, CorpAcq Group Plc, Churchill, each of their respective affiliates or by third parties with SEC, including the Post-Effective Amendment and the Proxy Statement and Annual Reports and Quarterly Reports filed by Churchill with the SEC on Forms 10-K and 10-Q respectively, and any other documents filed in connection with the proposed transaction. The risks presented in such filings may differ significantly from and may be more extensive than those presented below. The list below is not exhaustive, and you are encouraged to perform your own investigation with respect to the business, financial condition and prospects of CorpAcq. You should carefully consider the following risk factors in addition to the information included in this presentation. CorpAcq may face additional risks and uncertainties that are not presently known to it or that it currently deems immaterial, which may also impair CorpAcq’s business or its financial condition. These risks speak only as of the date of this presentation, and neither the Company nor Churchill undertake any obligation to update the disclosure contained herein. In making any investment decision, you should rely solely upon independent investigation made by you. You acknowledge that you are not relying upon, and have not relied upon, any of the summary of risks or any other statement, representation or warranty made by any person or entity other than the statements, representations and warranties of the Company and Churchill explicitly contained in any definitive agreement you enter into. You acknowledge that you have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Company and you have sought such accounting, legal and tax advice from your own advisors as you have considered necessary to make an informed decision. Risks Related to the Company’s Business and Industry • We are subject to risks relating to economic disruptions, decreased market demand and other macroeconomic factors that are beyond our control. • There are risks to our acquisition strategy, and there are no guarantees that we will be able to carry out acquisitions as planned, or with favorable conditions or at all. • The acquisitions and investments we conduct could be unsuccessful or consume significant resources, which could adversely affect our operating results. • CorpAcq's ability to continue as a going concern depends in part on obtaining sufficient funding to finance its operations. In addition, CorpAcq’s audited financial statements for the fiscal year ended December 31, 2022 include an opinion from CorpAcq’s auditors regarding the substantial doubt about CorpAcq’s ability to continue as a going concern, due to obligations under CorpAcq’s existing credit facility. • Following the consummation of the proposed transaction, the Post-Combination Company will be a holding company and will depend on the cash flows from the subsidiaries to pay dividends. • Certain of CorpAcq's subsidiaries are not wholly owned which means that CorpAcq and its group of companies may not always be able to unilaterally control shareholder decisions taken in respect of such subsidiaries. • CorpAcq and its subsidiaries are subject to increasing risks arising from climate change, environmental considerations and broader ESG, together with the requirement to comply with and associated costs of increased regulation or changes in regulatory regimes. • We are subject to risks relating to due diligence of our acquisition targets, which may not identify all material risks relating to their businesses, and we may not realize the expected benefits of such arrangements. • Competition for suitable acquisition targets may lead us to not being able to carry out future acquisitions at a reasonable cost or at all, which could adversely affect our operating results. • Our growth and expansion strategy may not materialize as planned or at all. • The Post-Combination Company will be subject to reporting requirements. • If the Post-Combination Company fails to comply or lacks the appropriate internal controls, it could be subject to sanctions or investigations by the Commission or other regulatory authorities. • We are dependent on cash flows from our portfolio companies. • Many of our portfolio companies operate in sectors that are vulnerable to competition, and failure of our portfolio companies to adequately compete in their respective industries could have an adverse effect on our results of operations. • We are a decentralized company and place significant decision-making authority, including decisions regarding operations, governance and finances, with our subsidiaries’ management, which presents certain risks, and we may not always have visibility into or control over such decisions. • We are subject to risks relating to partly owned portfolio companies. • We are subject to risks relating to our information technology systems, financial accounting and other data processing systems, such as cybersecurity risks and risks related to data privacy. • We are subject to risks relating to third-party suppliers, customers, contractors and subcontractors. • We and our portfolio companies are subject to risks relating to increased prices of raw materials and disrupted supply chains, which may result in our portfolio companies being unable to purchase necessary materials at a reasonable price or at all, and may cause our portfolio companies to raise end consumer prices of any produces or services. • Our insurance coverage, including any insurance coverage held by our portfolio companies, may not cover all potential losses and there are no guarantees that we or our portfolio companies can retain such insurance coverage at a reasonable cost or at all. • Potential divestments of our portfolio companies may give rise to us becoming subject to additional risks and costs. Selected Risk Factors

11 • We and our portfolio companies could be subject to increased regulation or changes in regulatory regimes which will impact our financial performance. • The industries we serve can be seasonal, cyclical and affected by weather conditions, the combined effects of which can adversely impact our results of operations. • A portion of our future growth is based on the ability and willingness of public and private entities to invest in infrastructure. • Our business will be adversely affected if we are unable to protect our intellectual property rights from unauthorized use or infringement by third parties. • Our operating and financial results forecast relies in large part on assumptions and analyses that we have developed. If these assumptions or analyses prove to be incorrect, our actual operating and financial results may be significantly below our forecasts. • Our business strategy is predicated on maintaining our current acquisition pipeline. Failure to maintain this pipeline, or if acquisitions are different than we've predicted, our financial results may materially differ from our forecasted results. Risks Related to the Company’s Employees and Human Resources • There are no guarantees that we are able to retain and recruit key personnel, including our senior management, and other employees to meet current or future needs at all or at a reasonable cost. • There are no guarantees that our portfolio companies will be able to retain and recruit key personnel, including senior management, and other employees to meet current or future needs at all or at a reasonable cost. • We and our portfolio companies are subject to risks relating to workspace accidents, incidents causing environmental damage or pollution, investigations and claims for compensation as a consequence of compliance deficiencies or failings in risk management. We may also be subject to disruptions in the business due to work stoppage and strikes and the cost of repairs, remediation and upgrades. • Misconduct by our employees, subcontractors or partners or our overall failure to comply with laws or regulations could harm our reputation, damage our relationships with customers, reduce our revenue and profits, and subject us to criminal and civil enforcement actions. Risks Related to Litigation and Regulation • We are subject to evolving laws and regulations that could impose substantial costs, legal prohibitions or unfavorable changes upon our operations, and any failure to comply with these laws and regulations, including as they evolve, could result in litigation and substantially harm our business and results of operations. • We are subject to risks relating to disputes and other legal proceedings that may be time consuming and costly. • If we fail in complying with applicable data protection regulations, such as the UK GDPR, our compliance costs may increase and in the event of compliance deficiencies, we may become subject to significant fines and liable for damages. Risks Related to Indebtedness and Financing Transactions • We are subject to financing risks. There are no guarantees that we can meet our financing needs for our operations and future investments at a reasonable cost or at all. • We will require a significant amount of cash to service our debt and our ability to generate cash depends on many factors beyond our control and any failure to meet our debt service obligations could materially adversely affect our business, results of operations and financial condition. • We are subject to risks relating to increased interest rates and any adverse developments in the credit markets. • Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially adversely affect our business, results of operations and financial condition. • Our debt financing could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations. Risks Related to Tax • We may be treated as a U.S. corporation for U.S. federal income tax purposes. • U.S. holders of Churchill will be subject to U.S. federal income tax on any gain (but not loss) resulting from the Merger without the corresponding receipt of cash. • The issuance or transfer of Post-Combination Company securities into DTC may be subject to stamp duty or stamp duty reserve tax in the UK, which would result in additional expenses incurred in connection with the consummation of the proposed transaction. • Unanticipated tax laws or any changes in tax rates or in the application of the existing tax laws to us may adversely impact our results of operations. Selected Risk Factors

12 Risks Related to Churchill • Churchill's public shareholders will experience dilution as a consequence of the issuance of Post-Combination Company securities as consideration in the proposed transaction and may experience dilution from several additional sources in connection with and after the closing of the proposed transaction. Having a minority share position may reduce the influence that Churchill's public stockholders have on the management of the Post-Combination Company. • The estimated net cash per share of Churchill's class A common stock that will be contributed to the combined company in the proposed transaction is less than the redemption price. Accordingly, Churchill's public stockholders who do not exercise redemption rights will receive Post-Combination Company securities that may have a value less than the amount they would receive upon exercise of their redemption rights. Further, the shares of most companies that have recently completed business combinations between a special purpose acquisition company and an operating company have traded at prices below $10.00 per share. Accordingly, Churchill's public stockholders who do not exercise redemption rights may hold securities that never obtain a value equal to or exceeding the per share value of Churchill's trust account. • Churchill Sponsor VII LLC, Churchill and their respective directors or officers or affiliates may purchase shares from Churchill's public stockholders, which could reduce the number of shares of Churchill's class A common stock that may be redeemed in connection with the special meeting or shareholders, which may reduce the public "float" of Churchill's class A common stock (or, following the closing of the proposed transaction, the Post-Combination Company ordinary A1 shares). • There can be no assurance that Churchill will be able to consummate the proposed transaction or another initial business combination by August 17, 2024 (or such earlier date as determined by the Churchill Board), in which case Churchill will cease all operations except for the purpose of winding up and would redeem Churchill's class A common stock and liquidate, in which case Churchill's public stockholders would only receive approximately $10.00 per share, or less than such amount in certain circumstances. • The exercise price for Churchill's public warrants and Post-Combination Company class C-1 shares is higher than in many similar blank check company offerings in the past, and, accordingly, the Churchill's public warrants and Post-Combination Company class C-1 shares are more likely to expire worthless. Risks Related to the Post-Combination Company Following the Proposed Transaction • If the proposed transaction’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of the Post-Combination Company’s securities may decline. • Investors will experience dilution as a result of the issuance of equity securities in the Post-Combination Company as consideration in the potential transaction and may experience dilution from additional sources in connection with and following the proposed transaction, including upon exercise of certain equity securities of the Post-Combination Company • The Post-Combination Company’s management team will have limited experience managing a public company. • The Company and Churchill expect to incur significant transaction costs in connection with the proposed transaction. Whether or not the proposed transaction is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by the Post-Combination Company. • The requirements of being a public company may strain the Post-Combination Company’s resources and distract its management, which could make it difficult to manage its business. • Following the proposed transaction, the Post-Combination Company will be a holding company and will depend on the cash flows from the subsidiaries to pay dividends. • The Company has identified material weaknesses in its internal control over financial reporting. If the Company and the Post-Combination Company are unable to remediate these material weaknesses or identify additional material weaknesses, it could lead to errors in the Post-Combination Company's financial reporting, which could adversely affect the Post-Combination Company's business and the market price of the Post-Combination securities. Selected Risk Factors